                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                             CONTINUCARE CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.0001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    212172100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                           CHRISTOPHER E. MANNO, ESQ.
                            Willkie Farr & Gallagher
                              153 East 53rd Street
                            New York, New York 10022


                                 (212) 821-8000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                DECEMBER 5, 1997
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)





If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                               Page 1 of 15 Pages
                             Exhibit Index: Page 14

                                  SCHEDULE 13D

CUSIP No. 212172100

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Strategic Investment Partners Ltd.

2        Check the Appropriate Box If a Member of a Group
                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds
                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization
                  Cayman Islands

                           7        Sole Voting Power
 Number of                                  2,250,000
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   2,250,000
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                           2,250,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
                           [ ]

13       Percent of Class Represented By Amount in Row (11)
                           16.43%

14       Type of Reporting Person
                           CO

                                                                    SCHEDULE 13D

CUSIP No. 212172100

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Quasar Strategic Partners LDC

2        Check the Appropriate Box If a Member of a Group
                                                     a.  [ ]
                                                     b.  [X]

3        SEC Use Only

4        Source of Funds

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  Cayman Islands

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  2,225,500
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            2,225,500

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                            2,225,500

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
                           [ ]

13       Percent of Class Represented By Amount in Row (11)
                           16.43%

14       Type of Reporting Person

                  CO

                                                                    SCHEDULE 13D

CUSIP No. 212172100

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Quantum Industrial Partners LDC

2        Check the Appropriate Box If a Member of a Group
                                                     a.  [ ]
                                                     b.  [X]

3        SEC Use Only

4        Source of Funds

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  Cayman Islands

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  2,225,500
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            2,225,500

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                            2,225,500

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
                           [ ]

13       Percent of Class Represented By Amount in Row (11)
                           16.43%

14       Type of Reporting Person

                  OO, IV

                                                                    SCHEDULE 13D

CUSIP No. 212172100

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QIH Management Investor, L.P.

2        Check the Appropriate Box If a Member of a Group
                                                     a.
                                                     b.

3        SEC Use Only

4        Source of Funds
                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization
                  Delaware

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  2,250,000
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            2,250,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                           2,250,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
                           [ ]

13       Percent of Class Represented By Amount in Row (11)
                           16.43%

14       Type of Reporting Person
                           PN, IA

                                                                    SCHEDULE 13D

CUSIP No. 212172100

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QIH Management, Inc.

2        Check the Appropriate Box If a Member of a Group
                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds
                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization
                  Delaware

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  2,250,000
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            2,250,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                           2,250,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
                           [ ]

13       Percent of Class Represented By Amount in Row (11)
                           16.43%

14       Type of Reporting Person
                           CO

                                                                    SCHEDULE 13D

CUSIP No. 212172100

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Soros Fund Management LLC

2        Check the Appropriate Box If a Member of a Group
                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds
                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization
                  Delaware

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  2,250,000
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            2,250,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                           2,250,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
                           [ ]

13       Percent of Class Represented By Amount in Row (11)
                           16.43%

14       Type of Reporting Person
                           OO, IA

                                                                    SCHEDULE 13D

CUSIP No. 212172100

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  George Soros      (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group
                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  2,225,000
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            2,225,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                           2,225,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
                           [ ]

13       Percent of Class Represented By Amount in Row (11)
                           16.43%

14       Type of Reporting Person
                           IA

                                  SCHEDULE 13D

CUSIP No. 212172100

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Stanley F. Druckenmiller   (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group
                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               8        Shared Voting Power
  Owned By                                  2,225,000
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            2,225,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                           2,225,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
                           [ ]

13       Percent of Class Represented By Amount in Row (11)
                           16.43%

14       Type of Reporting Person
                           IA

ITEM 1.  SECURITY AND ISSUER

                  This statement on Schedule 13D (the "Statement") relates to shares of common stock, $0.0001 par value per share (the "Common Stock"), of Continucare Corporation, a Florida corporation (the "Issuer"). The principal executive offices of the Issuer are located at 100 S.E. Second Street, 36th Floor, Miami, Florida 33131. This Statement is being filed by the Reporting Persons (as defined herein) to report a recent transaction in the Common Stock as a result of which the Reporting Persons may be deemed to be the beneficial owners of in excess of 5% of the total number of outstanding Common Stock.

ITEM 2.  IDENTITY AND BACKGROUND.

                  This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons") : (i) Strategic Investment Partners Ltd.; (ii) Quasar Strategic Partners LDC; (iii) Quantum Industrial Partners LDC; (iv) QIH Management Investor, L.P.; (v) QIH Management, Inc.; (vi) Soros Fund Management LLC; (vii) Mr. George Soros (in the capacity set forth herein); and (viii) Mr. Stanley F. Druckenmiller (in the capacity set forth herein).

                  Strategic Investment Partners Ltd., a Cayman Islands corporation ("SIPL"), is jointly owned as to the investment in the Common Stock by Quantum Industrial Partners LDC, a Cayman Islands exempted limited duration company ("QIP"), and Quasar Strategic Partners LDC, a Cayman Islands exempted limited duration company ("QSP"), and has its principal address at Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles. The principal business of SIPL is investing in securities. Set forth on Annex A hereto and incorporated herein by reference is current information concerning the identity and background of the directors and officers of SIPL.

                  Each of QIP  and  QSP is a  Cayman  Islands  exempted  limited duration  company with its principal  address at Kaya  Flamboyan 9,  Willemstad,
Curacao, Netherlands Antilles. The principal business of QIP and QSP is investing in securities. Set forth on Annex B and Annex C hereto and incorporated herein by reference is current information concerning the identity and background of the directors and officers of each of QIP and QSP respectively.

                   QIH Management Investor, L.P., a Delaware limited partnership ("QIHMI"), is the sole managing member of each of QIP and QSP and, pursuant to constituent documents of each of QIP and QSP, is vested with investment discretion with respect to the portfolio assets held for the accounts of QIP and QSP. The principal business of QIHMI is to provide management and advisory services to, and to invest in, QIP and QSP. QIH Management, Inc., a Delaware corporation of which Mr. George Soros ("Mr. Soros") is the sole stockholder ("QIH Management"), is the sole general partner of QIHMI. The principal business of QIH Management is to serve as the sole general partner of QIHMI. QIHMI and QIH Management have their principal offices at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. Set forth on Annex D hereto and incorporated herein by reference is current information concerning the identity and background of the directors and officers of QIH Management. QIHMI, by reason of its investment discretion over the securities owned by QIP and QSP, and QIH Management, as the sole general partner of QIHMI, may each be deemed the beneficial owner of the shares held for the accounts of QIP and QSP for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act").

                  Mr. Soros has entered into an agreement dated as of January 1, 1997 (the "QIHMI Contract") with Soros Fund Management LLC ("SFM LLC"), a Delaware limited liability company of which Mr. Soros is Chairman, pursuant to which Mr. Soros has, among other things, agreed to use his best efforts to cause QIH Management, as the general partner of QIHMI, to act at the direction of SFM LLC, which agreement to so act shall terminate upon the earlier of (a) the assignment to SFM LLC of the legal and beneficial ownership interest in QIH Management and (b) the assignment of SFM LLC of the general partnership interest in QIHMI.

                   The business of SFM LLC is managed through a Management Committee (the "Management Committee") comprised of Mr. Soros, Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller") and Mr. Gary Gladstein. Its principal business is to serve, pursuant to contract, as the principal investment manager to several foreign investment companies (the "SFM Clients"). Mr. Soros, as Chairman of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the securities held for the accounts of the SFM Clients. Mr. Druckenmiller, as Lead Portfolio Manager of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the securities held for the accounts of the SFM Clients. Set forth in Annex E hereto and incorporated by reference in response to this Item 2 and elsewhere in this Statement as applicable is a list of the Managing Directors of SFM LLC.

                  The principal occupation of Mr. Soros, a United States citizen, is his direction of the activities of SFM LLC, which is carried out in his capacity as Chairman of SFM LLC at SFM LLC's principal office.

                  The principal occupation of Mr. Druckenmiller, a United States citizen, is his position as Lead Portfolio Manager and a Member of the Management Committee of SFM LLC, which is carried out at SFM LLC's principal office.

                   Pursuant to regulations promulgated under Section 13(d) of the Act, SFM LLC (poursuant to the provisions of the QIHMI Contract), Mr. Soros (in his capacity as Chairman of SFM LLC) and Mr. Druckenmiller (in his capacity as Lead Portfolio Manager of SFM LLC) each may be deemed a beneficial owner of shares of the Common Stock held for the account of SIPL as a result of the contractual authority of SFM LLC to exercise voting and dispositive power with respect to such Common Stock.

                   During the past five years, none of the Reporting Persons, and/or other SFM Clients nor, to the best of the Reporting Persons' knowledge, any other person identified in response to this Item 2, has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Pursuant to that certain Investment and Registration Rights Agreement, dated as of December 5, 1997, by and between the Issuer and SIPL (the "Agreement"), a copy of which is filed as Exhibit A hereto and incorporated by reference herein, SIPL agreed to purchase the shares of Common Stock reported herein at a purchase price of $5.00 per share for an aggregate purchase price of $11,250,000. SIPL expended $11,250,000 of its working capital to purchase the Common Stock pursuant to the Agreement. Pursuant to the Agreement, and subject to the terms therein, SIPL is entitled to certain registration rights in the shares of Common Stock.

                  The Common Stock held for the account of SIPL may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in its margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firm's credit policies. The Common Stock which may be held in the margin accounts are pledged as collateral security for the repayment of debit balances in the respective accounts.

ITEM 4.  PURPOSE OF TRANSACTION.

                  All of the Common Stock reported herein as having been acquired for the account of SIPL were acquired for investment purposes. None of the Reporting Persons nor, to the best of their knowledge, any of the other persons identified in response to Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (c) and (e) through (j) of Item 4 of Schedule 13D.

                  Pursuant to the terms of the Agreement, the Issuer has increased the size of its board of directors to seven members and filled the vacancy created by such increase by appointing Mr. Robert Soros to the board and it is the intention of the parties to the Agreement that Mr. Robert Soros, or his designee, remain a director of the Issuer for so long as SIPL holds 10% or more of the outstanding shares of Common Stock.

                  SFM LLC, Mr. Soros and Mr. Druckenmiller reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of SFM Clients, market conditions or other factors.

Item 5.  Interest in Securities of the Issuer.

                  (a) Each of the Reporting Persons may be deemed the beneficial owner of the 2,250,000 shares of Common Stock (approximately 16.43% of the total number of shares of Common Stock outstanding). This number is comprised entirely of Common Stock held for the account of SIPL.

                   (b) SIPL may be deemed to have sole power and each of QIP, QSP, QIHMI (pursuant to the constituent documents of each of QIP and QSP), QIH Management (as the sole general partner of QIHMI), SFM LLC (by virtue of the QIHMI Contract), Mr. Soros (as a result of his position as Chairman of SFM LLC) and Mr. Druckenmiller (as a result of his position as Lead Portfolio Manager of SFM LLC) may be deemed to have shared power to direct the voting and disposition of the 2,250,000 shares of Common Stock held for the account of SIPL.

                   (c) Except for the transaction consummated pursuant to the Agreement there have been no transactions effected with respect to the shares of Common Stock by any of the Reporting Persons or, to the best of their knowledge, any other person identified in response to Item 2 since October 16, 1997 (60 days prior to the date hereof).

                   (d) The shareholders of QIP and the shareholders of QSP, including Quasar International Partners, C.V., a Netherlands Antilles limited partnership, and Quantum Industrial Holdings Ltd., a British Virgin Islands corporation, have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities (including shares of Common Stock) held for the account of SIPL in accordance with their respective ownership interests in each of QIP and QSP.

                   (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS IN RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

                   From time to time to the extent permitted by applicable laws, each of the Reporting Persons, Quasar Partners, and/or other SFM Clients may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time to the extent permitted by applicable laws, each of the Reporting Persons and/or other SFM Clients may borrow shares of Common Stock for the purpose of effecting, and may effect, short sale transactions, and may purchase Common Stock for the purpose of closing out short positions in such securities.

                  Except as disclosed above the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

A........Investment  and Registration Rights Agreement,  dated as of December 5,
1997, by and between Continucare Corporation and Strategic Investment Partners Ltd.

B........Power  of Attorney  dated May 23, 1996,  granted by Quantum  Industrial
Partners LDC in favor of Mr. Gary Gladstein,  Mr. Sean C. Warren and Mr. Michael
C. Neus.

C........Power  of Attorney dated December 12, 1997 granted by Quasar  Strategic
Partners LDC in favor of Mr. Gary Gladstein,  Mr. Sean C. Warren and Mr. Michael
C. Neus.

D........Power  of  Attorney  dated  December  12,  1997  granted  by  Strategic
Investment Partners Ltd. in favor of Mr. Gary Gladstein, Mr. Sean C. Warren and Mr. Michael C. Neus.

E. Power of Attorney dated as of January 1, 1997 granted by Mr. George Soros in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.

F. Power of Attorney dated as of January 1, 1997 granted by Mr. Stanley F. Druckenmiller in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.

G..........Joint Filing Agreement dated December 15, 1997 by and among Strategic
Investment Partners Ltd., Quantum Industrial Partners LDC, Quasar Strategic Partners LDC, QIH Management Investor, L.P., QIH Management, Inc., Soros Fund Management LLC, Mr. George Soros and Mr. Stanley F. Druckenmiller.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  December 15, 1997                    STRATEGIC INVESTMENT PARTNERS LTD.


                                            By:      /s/ Michael C. Neus
                                                     --------------------
                                                     Name: Michael C. Neus
                                                     Title:   Attorney-in-Fact



                                             QUANTUM INDUSTRIAL PARTNERS LDC


                                            By:      /s/ Michael C. Neus
                                                     -------------------
                                                     Name: Michael C. Neus
                                                     Title:   Attorney-in-Fact


                                             QUASAR STRATEGIC PARTNERS LDC


                                            By:      /s/ Michael C. Neus
                                                     -------------------
                                                     Name: Michael C. Neus
                                                     Title:   Attorney-in-Fact


                                             QIH MANAGEMENT INVESTOR, L.P.

                                            By:  QIH Management, Inc.


                                            By:      /s/ Michael C. Neus
                                            ----------------------------
                                                     Name: Michael C. Neus
                                                     Title:   Vice President

                                            QIH MANAGEMENT, INC.


                                            By:      /s/ Michael C. Neus
                                            ----------------------------
                                                     Name: Michael C. Neus
                                                     Title:   Vice President

                                            SOROS FUND MANAGEMENT LLC


                                            By:      /s/ Michael C. Neus
                                            ----------------------------
                                                       Michael C. Neus
                                                       Assistant General Counsel


                                            GEORGE SOROS


                                            By:      /s/ Michael C. Neus
                                            ----------------------------
                                                       Michael C. Neus
                                                       Attorney-in-Fact


                                            STANLEY F. DRUCKENMILLER


                                            By:      /s/ Michael C. Neus
                                            ----------------------------
                                                       Michael C. Neus
                                                       Attorney-in-Fact

                                     ANNEX A

                         DIRECTORS AND OFFICERS OF SIPL

                                                         PRINCIPAL                              BUSINESS
          NAME/TITLE/CITIZENSHIP                        OCCUPATION                              ADDRESS

Curacao Corporation                                 Managing Director            Kaya Flamboyan 9
Company N.V.                                        of Netherlands               Willemstad
Managing Director                                   Antilles                     Curacao,
(Netherlands Antilles)                              corporations                 Netherlands
                                                                                 Antilles

Inter Caribbean Services                            Administrative               Citco Building
Limited                                             Services                     Wickhams Cay
Secretary                                                                        Road Town
(British Virgin                                                                  Tortola
 Islands)                                                                        British Virgin
                                                                                 Islands



                  To the best of SIPL's knowledge:

                  (a)      None of the above persons holds any Common Stock.

                  (b)      None  of  the  above   persons  has  any   contracts,
                           arrangements, understandings or relationships with respect to the Common Stock.

                                     ANNEX B

                          DIRECTORS AND OFFICERS OF QIP

                                                          PRINCIPAL                              BUSINESS
          NAME/TITLE/CITIZENSHIP                         OCCUPATION                              ADDRESS

Curacao Corporation                                 Managing Director              Kaya Flamboyan 9
Company N.V.                                        of Netherlands                 Willemstad
Managing Director                                   Antilles                       Curacao,
(Netherlands Antilles)                              corporations                   Netherlands
                                                                                   Antilles

Inter Caribbean Services                            Administrative                 Citco Building
Limited                                             Services                       Wickhams Cay
Secretary                                                                          Road Town
(British Virgin                                                                    Tortola
 Islands)                                                                          British Virgin
                                                                                   Islands



                  To the best of QIP's knowledge:

                  (a)      None of the above persons holds any Common Stock.

                  (b)      None  of  the  above   persons  has  any   contracts,
                           arrangements, understandings or relationships with respect to the Common Stock.




                                     ANNEX C

                          DIRECTORS AND OFFICERS OF QSP


                                                   PRINCIPAL                     BUSINESS
NAME/TITLE/CITIZENSHIP                      OCCUPATION                           ADDRESS OR RESIDENCE

Curacao Corporation                                 Managing Director            Kaya Flamboyan 9
Company N.V.                                        of Netherlands               Willemstad
Managing Director                                   Antilles                     Curacao,
(Netherlands Antilles)                              corporations                 Netherlands
                                                                                 Antilles

Inter Caribbean Services                            Administrative               Citco Building
Limited                                             services                     Wickhams Cay
Secretary                                                                        Road Town
(British Virgin                                                                  Tortola
 Islands)                                                                        British Virgin
                                                                                 Islands


                  To the best of QSP's knowledge:

                  (a)      None of the above persons holds any Common Stock.

                  (b)      None  of  the  above   persons  has  any   contracts,
                           arrangements, understandings or relationships with respect to the Common Stock.




                                     ANNEX D

                    DIRECTORS AND OFFICERS OF QIH MANAGEMENT


NAME/TITLE                                  PRINCIPAL
CITIZENSHIP                                 OCCUPATION                           BUSINESS ADDRESS

Gary Gladstein                              Managing Director                    888 Seventh Avenue
Director and President                      of SFM LLC                           33rd Floor
(United States)                                                                  New York, NY  10106

Sean C. Warren                              Managing Director                    888 Seventh Avenue
Director, Vice                              of SFM LLC                           33rd Floor
President and                                                                    New York, NY  10106
Secretary
(United States)

Peter Streinger                              Chief Financial                      888 Seventh Avenue
Treasurer                                   Officer of SFM LLC                   33rd Floor
(United States)                                                                  New York, NY  10106

Michael C. Neus                             Assistant General                    888 Seventh Avenue
Vice President and                          Counsel of SFM LLC                   33rd Floor
Assistant Secretary                                                              New York, NY  10106
(United States)




                  To the best of QIH Management's knowledge:

                  (a)      None of the above persons holds any Common Stock.

                  (b)      None  of  the  above   persons  has  any   contracts,
                           arrangements, understandings or relationships with respect to the Common Stock.

                                     ANNEX E

                  The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC:


                                                 Scott K. H. Bessent
                                                 Walter Burlock
                                                 Brian J. Corvese
                                                 Jeffrey L. Feinberg
                                                 Arminio Fraga
                                                 David Gerstenhaber
                                                 Gary Gladstein
                                                 Ron Hiram
                                                 Robert K. Jermain
                                                 David N. Kowitz
                                                 Alexander C. McAree
                                                 Paul McNulty
                                                 Gabriel S. Nechamkin
                                                 Steven Okin
                                                 Dale Precoda
                                                 Lief D. Rosenblatt
                                                 Mark D. Sonnino
                                                 Filiberto H. Verticelli
                                                 Sean C. Warren
                                                 John Zwaanstra

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

                  To the best of the SFM LLC's knowledge:

                  (a)      None of the above persons holds any Common Stock.

                  (b)      None  of  the  above   persons  has  any   contracts,
                           arrangements, understandings or relationships with respect to the Common Stock.

                                  EXHIBIT INDEX



A........Investment and Registration  Rights Agreement,  dated as of December 5,
     1997,  by and between  Continucare  Corporation  and  Strategic  Investment
     Partners Ltd.............................................................22

B........Power  of Attorney  dated May 23, 1996,  granted by Quantum  Industrial
     Partners  LDC in favor of Mr.  Gary  Gladstein,  Mr. Sean C. Warren and Mr.
     Michael C. Neus..........................................................30

C........Power of Attorney dated  December 12, 1997 granted by Quasar  Strategic
     Partners  LDC in favor of Mr.  Gary  Gladstein,  Mr. Sean C. Warren and Mr.
     Michael C. Neus..........................................................31

D........Power  of  Attorney  dated  December  12,  1997  granted  by  Strategic
     Investment Partners Ltd. in favor of Mr. Gary Gladstein, Mr. Sean C. Warren and Mr. Michael C. Neus..................................................32

E.   Power of Attorney  dated as of January 1, 1997 granted by Mr.  George Soros in favor of Mr. Sean C. Warren and Mr. Michael C. Neus...................33

F.   Power of  Attorney  dated as of January 1, 1997  granted by Mr.  Stanley F.
     Druckenmiller in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.....34

G........Joint  Filing  Agreement dated December 15, 1997 by and among Strategic
     Investment Partners Ltd., Quantum Industrial Partners LDC, Quasar Strategic Partners LDC, QIH Management Investor, L.P., QIH Management, Inc., Soros Fund Management LLC, Mr. George Soros and Mr. Stanley F.
     Druckenmiller............................................................35